Exhibit 99.1

Sportradar Announces Agreement for the Divestiture of Coaching and Scouting Business of Synergy Sports to Teamworks Innovations

Transaction streamlines business and sharpens focus on core betting, gaming, and media priorities

ST. GALLEN, Switzerland, October 7, 2026 -- Sportradar Group AG (NASDAQ: SRAD), a leading global sports technology company creating immersive experiences for sports fans and bettors, today announced that it has entered into a definitive agreement to sell Atrium Sports, the coaching and scouting business of Synergy Sports, to Teamworks Innovations, Inc. for US $170 million in cash. This transaction represents an accretive double-digit EBITDA multiple relative to Sportradar’s market valuation.

Sportradar will retain certain technology assets, capabilities, and revenue that underpin its core offerings and is already integrated into its business, including automated video production cameras, automated graphics solutions, certain computer vision capabilities, and competition management products.

Carsten Koerl, Chief Executive Officer of Sportradar, said: “This transaction optimizes and streamlines our business as we focus on our core betting, gaming, and media priorities, while enabling us to retain key technology assets and capabilities that will support growth and innovation. The proceeds will further strengthen our balance sheet and support capital allocation priorities. Synergy is a leading team-side analytics platform for baseball and basketball and this transaction positions the business for its next phase under an industry leader focused on serving teams and athletes. We will work closely with Teamworks to ensure a seamless transition for our clients, partners and employees.”

The transaction is currently expected to close in the fourth quarter of 2026, subject to satisfaction of customary closing conditions.

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports media and betting/gaming industries, Sportradar provides betting and iGaming operators, media and technology companies, prediction market partners and sports federations with a best-in-class range of solutions to help grow their businesses. Trusted by the world’s leading global sports organizations including the ATP, NBA and WNBA, NHL, MLB, MLS, PGA TOUR, UEFA, FIFA, CONMEBOL, AFC, and the Bundesliga, and global clients including Flutter, DraftKings, Google, Microsoft, Kalshi and Polymarket, Sportradar covers more than a million events annually across all major sports. Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocates for an integrity-driven environment for all involved. For more information about Sportradar, please visit www.sportradar.com

Contact:

Media
Sandra Lee sandra.lee@sportradar.com

Investors
Jim Bombassei j.bombassei@sportradar.com

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding the expected closing of the sale transaction of Atrium Sports, Inc. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economic downturns and political and market conditions beyond our control, including uncertainty and instability resulting from catastrophic events such as acts of war or terrorism and foreign exchange rate fluctuations; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming, gambling by minors, match-fixing or other illegal gambling schemes on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology and products; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; risks associated with artificial intelligence and machine-learning technologies; failure to recruit, retain and develop qualified personnel; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; our ability to successfully remediate any material weaknesses identified in our internal control over financial reporting; seasonality and volatility; difficulties in our ability to evaluate, complete and integrate acquisitions successfully; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; publication of research reports, including by short sellers, or speculation in the press or the investment community, about us; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.